082-03470

ITC Limited

Registered Office :
Virginia House
37, J. L. Nehru Road, Kolkata-700071 India
Telephone : 91 33 22889371
Fax : 91 33 22881256/2256/2259/2260

[redacted]

SUPPL

17th July, 2009

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Shareholding Pattern as on Quarter ended 30th June, 2009

We enclose the Company's Shareholding Pattern as on quarter ended 30th June, 2009 in the prescribed format, in terms of the requirement of Clause 35 of the Listing Agreement.

The said Shareholding Pattern is also being posted on the Corporate Filing and Dissemination System (CFDS) in terms of Clause 52 of the Listing Agreement.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above

dlw 7/22

(I)(a) **Statement showing Shareholding Pattern**

Name of the Company : ITC Limited	
Scrip Code, Name of the scrip, class of security :	
Scrip Code - ITC (NSE), 500875 (BSE), 10000018 (CSE); Name of the scrip - ITC LTD; Class of security - Ordinary Shares	
Quarter ended :	**30th June, 2009**

Category Code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialised form	Total shareholding as a percentage of total number of shares		Shares pledged or otherwise encumbered	
					As a percentage of (A+B)	As a percentage of (A+B+C)	Number of shares	As a percentage
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)	(IX) = (VIII)/(IV)*100
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	0	0	0	0.00	0.00	0	0.00
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0	0.00
(2)	**Foreign**							
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (specify)	0	0	0	0.00	0.00	0	0.00
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0	0.00
(B)	**Public shareholding**						N.A.	N.A.
(1)	**Institutions**						N.A.	N.A.
(a)	Mutual Funds / UTI	264	563476472	563208152	15.00	14.93		
(b)	Financial Institutions / Banks	154	2416902	2012247	0.07	0.06		
(c)	Central Government / State Government(s)	1	1500840	1500840	0.04	0.04		
(d)	Venture Capital Funds	0	0	0	0.00	0.00		
(e)	Insurance Companies	23	839021513	833641958	22.34	22.23		
(f)	Foreign Institutional Investors	551	518462647	518289667	13.80	13.74		
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00		
(h)	Any Other (specify)	0	0	0	0.00	0.00		
	Sub-Total (B)(1)	993	1924878374	1918652864	51.25	51.00		
(2)	**Non-Institutions**						N.A.	N.A.
(a)	Bodies Corporate	3748	151075217	150003302	4.02	4.00		
(b)	Individuals -							
	(i) Individual shareholders holding nominal share capital up to Rs. 1 lakh.	357958	406082513	303205213	10.81	10.76		
	(ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	174	39837368	32805368	1.06	1.06		
(c)	Any Other :							
	(i) NRIs	5942	21699717	14283177	0.58	0.57		
	(ii) Foreign Companies	10	1208123421	1585371	32.16	32.01		
	(iii) Foreign Nationals	9	232533	10413	0.01	0.01		
	(iv) Trust	52	1570531	1570531	0.04	0.04		
	(v) Clearing Members	251	2604614	2604614	0.07	0.07		
	Sub-Total (B)(2)	368144	1831225914	506067989	48.75	48.52		
	Total Public Shareholding (B) = (B)(1) + (B)(2)	369137	3756104288	2424720853	100.00	99.52	N.A.	N.A.
	TOTAL (A) + (B)	369137	3756104288	2424720853	100.00	99.52		
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	2	18295272	18277272	N.A.	0.48	N.A.	N.A.
	GRAND TOTAL (A) + (B) + (C)	369139	3774399560	2442998125	xxx	100.00	0	0.00

(I)(b) **Statement showing Shareholding of persons belonging to the category " Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Total shares held		Shares pledged or otherwise encumbered		
		Number	As a % of grand total (A)+(B)+(C)	Number	As a percentage	As a % of grand total (A)+(B)+(C) of sub-clause (I)(a)
(I)	(II)	(III)	(IV)	(V)	(VI) = (V)/(III)*100	(VII)
	-	0	0.00	0	0.00	0.00
	Total	0	0.00	0	0.00	0.00

ITC Limited ... Road, Kolkata - 71

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Tobacco Manufacturers (India) Limited	992782440	26.30
2	Life Insurance Corporation of India	510414190	13.52
3	Specified Undertaking of the Unit Trust of India	448360545	11.88
4	Myddleton Investment Co. Ltd	162103980	4.29
5	The New India Assurance Company Limited	86906835	2.30
6	General Insurance Corporation of India	73767104	1.95
7	The Oriental Insurance Company Limited	71495780	1.89
8	National Insurance Company Limited	65361110	1.73
9	Rothmans International Enterprises Limited	51651630	1.37
	Total	**2462843614**	**65.25**

(I)(d) **Statement showing details of locked-in shares**

Sr. No.	Name of the shareholder	Number of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
	-	0	0.00
	Total	**0**	**0.00**

ITC Limited
37, J.L. Nehru Road, Kolkata - 71

(II)(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	GDRs	18295272	18295272	0.48
	Total	**18295272**	**18295272**	**0.48**

(II)(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A) + (B) + (C) indicated in Statement at para (I)(a) above}
1	Not available *(see Note 3)*	-	-	-
	Total			

Notes:

1 The 'number of shareholders' is based on DP ID & CL ID Nos. (in respect of shares held in dematerialised form) and Account Nos. (in respect of shares held in physical form).

2 The Company's Depository for the GDRs, Citibank N.A. New York, NY ADR Department, has advised that they are not privy to beneficial owner information and therefore cannot provide the individual holdings of GDR Holders.

ITC Limited 37, J.L. Nehru Road, Kolkata - 71

(III)(a) **Statement showing the voting pattern of shareholders, if more than one class of shares/securities is issued by the issuer.**

(Give description of voting rights for each class of security.

Class X:

Class Y: NOT APPLICABLE

Class Z:)

Category Code	Category of shareholder	Number of Voting Rights held in each class of securities			Total Voting Rights (III+IV+V)	Total Voting Rights i.e. (VI)	
		Class X	Class Y	Class Z		As a percentage of (A+B)	As a percentage of (A+B+C)
(I)	(II)	(III)	(IV)	(V)	(VI)	(VII)	(VIII)
(A)	Promoter and Promoter Group						
(1)	Indian						
(a)	Individuals / Hindu Undivided Family						
(b)	Central Government / State Government(s)						
(c)	Bodies Corporate						
(d)	Financial Institutions / Banks						
(e)	Any Other (specify)						
	Sub-Total (A)(1)	0	0	0	0.00	0.00	0
(2)	Foreign						
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)						
(b)	Bodies Corporate						
(c)	Institutions						
(d)	Any Other (specify)						
	Sub-Total (A)(2)	0	0	0	0.00	0.00	0
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	0	0	0	0.00	0.00	0
(B)	Public shareholding						N.A.
(1)	Institutions						N.A.
(a)	Mutual Funds / UTI						
(b)	Financial Institutions / Banks						
(c)	Central Government / State Government(s)						
(d)	Venture Capital Funds						
(e)	Insurance Companies						
(f)	Foreign Institutional Investors						
(g)	Foreign Venture Capital Investors						
(h)	Any Other (specify)						
	Sub-Total (B)(1)	0	0	0	0.00	0.00	
(2)	Non-Institutions						N.A.
(a)	Bodies Corporate						
(b)	Individuals - (i) Individual shareholders holding nominal share capital up to Rs. 1 lakh. (ii) Individual shareholders holding nominal share capital in excess of Rs. 1 lakh						
(c)	Any Other : (i) NRIs (ii) Foreign Companies (iii) Foreign Nationals (iv) Trust (v) Clearing Members						
	Sub-Total (B)(2)	0	0	0	0.01	0.00	
	Total Public Shareholding (B) = (B)(1) + (B)(2)	0	0	0	100.00	0.00	N.A.
	TOTAL (A) + (B)	0	0	0	100.00	0.00	
(C)	Shares held by Custodians and against which Depository Receipts have been issued						
	GRAND TOTAL (A) + (B) + (C)	0	0	0	xxx	0.00	0

ITC Limited 37, J.L. Nehru Road, Kolkata-71